September 12, 2013

United States Securities and Exchange Commission	Via Edgar
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628
Attn: Susan Block

RE:	Pilgrim’s Pride Corporation

Form 10-K for Fiscal Year Ended December 30, 2012

Filed on February 15, 2013

File No. 001-09273

Ladies and Gentlemen:

Pilgrim’s Pride Corporation (the “Company”), in response to the comments contained in the letter of the staff (“Staff”) of the United States Securities and Exchange Commission (“Commission”) acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact either Nicholas White of Pilgrim’s Pride Corporation by telephone at (970) 506-8114 or by facsimile at (970) 336-6167 or W. Crews Lott by telephone at (214) 978-3042 or by facsimile at (214) 965-5989.

Sincerely,

Pilgrim’s Pride Corporation

/s/ Fabio Sandri
By:	Fabio Sandri
Title	Chief Financial Officer
Chief Accounting Office